FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results
2.	Nomura Declares Half Year Dividend
3.	Nomura Holdings Announces Direct Ownership of Shares of Nomura Real Estate Holdings, Nomura Research Institute and JAFCO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 27, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	First half net income at high level, exceeding Y100bn for second straight year

•	International operations reported strong performance for two consecutive quarters

•	Retail recovered from slow first quarter with increased client assets in discretionary investments

•	Asset Management saw quarterly AuM growth with continued inflows into international products

•	Wholesale pretax income increased 4.6x year-on-year on Fixed Income growth and cost reduction effect

Tokyo, October 27, 2016—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2017.

Net revenue for the second quarter was 347 billion yen (US$3.4 billion)1, up 3 percent quarter on quarter and 3 percent year on year. Income before income taxes increased 30 percent from last quarter and 4.1 times compared to the second quarter last year to 81.8 billion yen (US$808 million). Net income attributable to Nomura Holdings shareholders increased 31 percent quarter on quarter and 31 percent year on year to 61.2 billion yen (US$604 million).

For the six months to September, Nomura reported net revenue of 685.5 billion yen (US$6.8 billion), down 10 percent from the same period last year. Income before income taxes rose 15 percent to 144.5 billion yen (US$1.4 billion), and net income attributable to Nomura Holdings shareholders was 108 billion yen (US$1.1 billion), down 6 percent year on year.

“We had a solid second quarter, posting stronger results both quarter on quarter and year on year. For the six months to September, we delivered solid revenues as international profitability improved on the back of strategic changes in EMEA and the Americas,” said Nomura Group CEO Koji Nagai.

“Retail reported stronger revenues and pretax income and booked net inflows into discretionary investments and investment trusts as we continued to transform our Retail business model. Asset Management revenues declined from the last quarter which included one-off gains, but assets under management increased due to market factors and inflows into ETFs. Wholesale pretax income remained strong, driven by solid business performance and the benefits of cost reductions.

“Into the second half of the year, we will continue to respond swiftly to changes in client needs and the market, and transform our business model to reinforce our position as Asia’s global investment bank.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 101.21 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2016. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2016/17 Q2	QoQ	YoY
Net revenue	86.2	+3%	-26%
Income before income taxes	14.4	+66%	-61%

Retail net revenue increased 3 percent quarter on quarter to 86.2 billion yen, representing a decline of 26 percent year on year. Income before income taxes rose 66 percent quarter on quarter and declined 61 percent year on year to 14.4 billion yen.

The domestic market started to normalize during the quarter but retail investors remained in wait-and-see mode. Sales of stocks and domestic bonds were weak, but subscriptions for investment trusts investing in REITs, global bonds and Indian stocks were solid, driven by investor needs for products that offer higher yields.

Nomura’s continued focus on transforming its business model through proactive dialogue with clients helped drive net inflows into discretionary products. Assets under management for discretionary investments climbed to 2.27 trillion yen as of the end of September, up 18 percent from the same period a year ago.

Asset Management

(billions of yen)	FY2016/17 Q2	QoQ	YoY
Net revenue	21.3	-18%	-7%
Income before income taxes	7.4	-39%	-12%

Asset Management net revenue was 21.3 billion yen, a decline of 18 percent compared to last quarter and a decrease of 7 percent over the same period last year. Income before income taxes declined 39 percent quarter on quarter and 12 percent year on year to 7.4 billion yen.

Assets under management increased for the first time in three quarters to 38.5 trillion yen on continued inflows into ETFs and the investment advisory business and a recovery in market conditions. Nomura Corporate Research and Asset Management, a Nomura Group company specializing in high-yield bond funds in the US, reported a 43 percent increase in assets under management over the past year to US$17.6 billion, highlighting the market’s recognition of its investment performance over the medium to long-term.

Wholesale

(billions of yen)	FY2016/17 Q2	QoQ	YoY
Net revenue	179.9	-6%	-7%
Income before income taxes	39.3	-16%	4.6	x

Wholesale booked net revenue of 179.9 billion yen, a 6 percent decrease quarter on quarter and a 7 percent decrease year on year. Income before income taxes dropped 16 percent quarter on quarter but jumped 4.6 times year on year to 39.3 billion yen.

Global Markets slowed from the strong first quarter but Fixed Income remained resilient, driven by the international Rates and Spread Products businesses. Equities revenues increased in Asia ex-Japan, but were offset by sluggish client activity in other regions.

Investment Banking booked a 17 percent quarter-on-quarter gain in revenues, driven by large underwriting transactions in Japan and multiple mandates for the Solutions business. International revenues remained solid on the back of M&A and M&A-related FX hedging transactions as well DCM mandates in EMEA and Americas.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of September, Nomura’s CET 1 capital ratio was 18 percent and its Tier 1 ratio was 18.7 percent under Basel III. Nomura had total assets of 43.0 trillion yen and shareholders’ equity of 2.6 trillion yen. Gross leverage was 16.3 times and net leverage was 9.8 times. All figures are on a preliminary basis.

Shareholder Returns

For the first half of the current fiscal year, Nomura has declared a dividend of 9 yen per share to shareholders of record as of September 30, 2016. The dividend is scheduled to be paid on December 1, 2016.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Michael Lintaro Yasuhara	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2016 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Declares Half Year Dividend

Tokyo, October 27, 2016—Nomura Holdings, Inc. today announced that it has declared a dividend of 9 yen per share to shareholders of record as of the end of September 2016. The dividend will be paid on December 1, 2016.

Recent dividends

	Q1	Q2	Q3	Q4	Annual Dividend
FY2014/15		Y6.0		Y13.0	Y19.0
FY2015/16		Y10.0		Y3.0	Y13.0
FY2016/17		Y9.0		TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Michael Lintaro Yasuhara

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Holdings Announces Direct Ownership of Shares of Nomura Real Estate Holdings, Nomura Research Institute and JAFCO

Tokyo, October 27, 2016—Nomura Holdings, Inc. (Nomura Holdings) today announced that Nomura Asset Management Co., Ltd. (NAM) and Nomura Land and Building Co., Ltd. (NLB), wholly owned subsidiaries of Nomura Holdings, have resolved at their respective meetings of shareholders to distribute all of the shares of Nomura Real Estate Holdings, Inc. (NREH), Nomura Research Institute, Ltd. (NRI) and JAFCO Co., Ltd. (JAFCO) held by them to Nomura Holdings by way of dividend in kind.

Through the dividends in kind, Nomura Holdings intends to promote the efficiency of its equity holdings management. Upon payment of the dividends in kind, Nomura Holdings will directly own NREH shares, NRI shares and JAFCO shares that are currently owned indirectly through NAM and NLB.

NREH, NRI and JAFCO continue to be equity method affiliates of Nomura Holdings as the respective total number of NREH shares, NRI shares and JAFCO shares held by Nomura Holdings remains the same on a consolidated basis.

The details of the dividends in kind are as follows:

Dividend in kind by NAM

NRI shares:            47,725,700 shares of Common Stock (21.03% of the total voting rights)

JAFCO shares:       2,304,000 shares of Common Stock (5.20% of the total voting rights)

Dividend in kind by NLB

NREH shares:        64,777,500 shares of Common Stock (33.78% of the total voting rights)

NRI shares:            1,100,000 shares of Common Stock (0.48% of the total voting rights)

Note: The ratios of voting rights are calculated based on the total voting rights as of September 30, 2016 and rounded to the nearest hundredth of a percent.

The acquisition date for these shares is scheduled to be October 28, 2016.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Michael Lintaro Yasuhara

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.